Filed by: Iberdrola, S.A.

Pursuant to Rule 425

under the Securities Act of 1933

and deemed filed pursuant to

Rule 14d-2 of the Securities

Exchange Act of 1934

Subject Company: Scottish Power plc

Exchange Act File Number: 001-14676

Date: February 20, 2007

PRESS

release

IBERDROLA TO CARRY OUT THE LARGEST CAPITAL INCREASE EVER IN

SPANISH CORPORATE HISTORY

•	The Board of Directors will propose at the General Shareholders’ Meeting, to be held Thursday 29th March 2007 at the Palacio Euskalduna in Bilbao, an increase in share capital of up to €8,625 million

•	The Board will submit the 2006 accounts and shareholder remuneration of €1.06 per share (€1.04 in dividend plus an attendance bonus of €0.02) for shareholder approval

•

It will propose a 1-for-4 stock split, changes to the company’s Articles of Association to adapt them to Spain’s Unified Code of Corporate Governance, and the appointment of Nicolás Osuna as independent director

IBERDROLA’s Board of Directors, meeting today in Bilbao, has convened the next General Shareholders’ Meeting of the company, which foreseeably will be held on second call on Thursday 29th March 2007 at 11:00 AM, at the Palacio Euskalduna in Bilbao.

The Board approved a proposal to set shareholder remuneration for 2006 at €1.06 per share (€1.04 in dividend plus an attendance bonus for AGM attendance, either in person or by proxy, of €0.02) reflecting the importance of items on the agenda which will be submitted for approval at the meeting.

A key item on the agenda is a Board of Director proposal to increase IBERDROLA’s share capital by up to 263.4 million shares. This issue of new shares, to be carried out in the context of the recommended combination agreement reached with ScottishPower, will be exchanged for shares of the Scottish company. The increase, valued at up to €8,625 million, will be the largest capital increase ever by a Spanish company.

The agreed combination of IBERDROLA and ScottishPower, valued at approximately €17.1 billion, will be the second largest transaction by a Spanish company abroad, after the acquisition of O2 by Telefonica in 2005.

According to the terms of the transaction, ScottishPower shareholders will receive 777 pence per share: 400 pence in cash plus an extraordinary dividend payable by ScottishPower of 12 pence per share, and the remainder (365 pence) payable in 0.1646 new IBERDROLA shares for each ScottishPower share (according to the closing price of €32.75 per IBERDROLA share on 27th November 2006 and an exchange rate of €1.4755 per pound sterling).

The new IBERDROLA shares, which will have a par value of 3 euros plus a paid-in surplus which will be fixed before the transaction is effective, and which will not exceed €29.75, account for more than 20% of the new IBERDROLA share capital resulting from the capital increase.

One-for-four stock split

The Board of Directors will also seek shareholder approval on March 29 for a 1:4 stock split, reducing par value from 3 euros to 0.75 euros. As a result of this split, which will take place after the Scottish Power transaction has completed, the number of shares outstanding will multiply by four without altering the amount of share capital.

The purpose of this stock split, common practice among large IBEX-35 securities is fundamentally to offer greater liquidity in the shares and stimulate shareholder loyalty plans (such as the Dividend Reinvestment Plan, for example, implemented by the company in 2006).

The Board will propose several modifications to both the Corporate by-laws and also regulations of the General Shareholders’ Meeting. These changes, together with those approved today regarding the Regulations of the Board of Directors as well as its Audit and Compliance Committee and its Nominations and Compensation Committee, seek to adapt them to recommendations introduced by the Unified Code of Corporate Governance approved by the CNMV on 22nd May 2006.

The Board of Directors will also submit for shareholder approval the annual accounts corresponding to the 2006 financial year and the management reports of the company and of its consolidated Group, as well as a proposal to increase the 2006 dividend to 1.04 euros per share, a rise of 17.5% with respect to 2005, in accordance with IBERDROLA’s commitment to increase shareholder return in line with net profit.

A gross 0.45 euro per share interim dividend was paid on 2nd January 2007, and following approval of the proposed final dividend, an additional gross 0.593 euros per share will be paid on 2nd July 2007.

Ratification will be sought at the AGM for the following directors appointed by the Board since the last General Shareholders’ meeting: Íñigo Víctor de Oriol Ibarra, Inés Macho Stadler, Braulio Medel Cámara and José Carlos Pla Royo; and the re-election of Board Members José Orbegozo Arroyo, Lucas María de Oriol López-Montenegro, Mariano de Ybarra y Zubiría, Xabier de Irala Estévez, Íñigo Víctor de Oriol Ibarra, Inés Macho Stadler y Braulio Medel Cámara.

The Board will also propose the appointment of Nicolas Osuna as independent director. Osuna, a member of the Consultative Board of IBERDROLA in Andalusia since 2005, is Chairman of Inmobiliaria Osuna.

Finally, authorization will be sought to delegate powers in the Board, for a period of five years, to issue bonds or debentures and other fixed income securities of a similar nature (other than notes), as well as preferred stock up to a maximum limit of €20 billion and notes with a maximum limit, independent from the stated limit, of €4 billion. Authorisation will also be sought for the company to guarantee, within these limits, new issues of securities by subsidiary companies.

IMPORTANT INFORMATION

This communication does not constitute an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities or the solicitation of any vote or approval with respect to the proposed acquisition by Iberdrola S.A. of ScottishPower plc (the “Acquisition”), nor shall there be any purchase, sale or exchange of securities or such solicitation in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction.

If and when Iberdrola S.A. commences the Acquisition for the ordinary shares of ScottishPower plc and the Acquisition is implemented by way of a scheme of arrangement under the U.K. Companies Act 1985, as amended (the “Scheme”), any securities of Iberdrola S.A. will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), but will be issued in reliance on the exemption provided by Section 3(a)(10) thereof, and ScottishPower plc will furnish the acquisition document to the SEC under cover of a Form 6-K. If and when Iberdrola S.A. determines to commence the Acquisition by way of a takeover offer under The City Code on Takeovers and Mergers of the United Kingdom (the “Offer”) rather than the Scheme, Iberdrola S.A. will, to the extent that the shares issued in connection with the proposed Acquisition are required to be registered in the United States, file a registration statement on Form F-4, which will include a prospectus, with the United States Securities and Exchange Commission (“SEC”). Investors are strongly advised to read the documents that will be made available to them, including the registration statement and prospectus, if and when available, and any other relevant documents made available to them and/or the SEC or other applicable regulatory authorities, as well as any amendments or supplements to those documents, because they will contain important information regarding Iberdrola S.A., ScottishPower plc, the Acquisition and any Offer. ScottishPower shareholders should also read the related solicitation/recommendation statement on Schedule 14D-9 that may be filed with the SEC by ScottishPower relating to the Acquisition. If and when filed, investors may obtain free copies of the registration statement, the prospectus as well as other relevant documents filed with the SEC, at the SEC’s web site at www.sec.gov and will receive information at an appropriate time on how to obtain these transaction-related documents for free from the parties involved or a duly appointed agent.

The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, the companies involved in the proposed Acquisition disclaim any responsibility or liability for the violation of such restrictions by any person. The shares to be issued in connection with the proposed Acquisition may not be offered or sold in the United States except pursuant to an effective registration statement under the Securities Act or pursuant to a valid exemption from registration.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking information and statements about ScottishPower plc and Iberdrola S.A. and their combined businesses after completion of the proposed Acquisition. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. Although the managements of ScottishPower plc and Iberdrola S.A. believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ScottishPower plc and Iberdrola S.A. shares are cautioned that forwardlooking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of ScottishPower plc and Iberdrola S.A., that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public documents sent by ScottishPower plc and Iberdrola S.A. to the Comisión Nacional del Mercado de Valores and under “Risk Factors” in the annual report on Form 20-F for the year ended March 31, 2006 filed by ScottishPower plc with the SEC on June 30, 2006. Except as required by applicable law, neither ScottishPower plc nor Iberdrola S.A. undertakes any obligation to update any forward-looking information or statements.